                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         APT Satellite Holdings Limited
                                (Name of Issuer)

                         Common Stock, HK$0.10 Par Value
                         (Title of Class of Securities)

                                   00203R 105
                                 (CUSIP Number)

                   China Aerospace International Holdings Ltd.
     21st Floor, China Aerospace Tower, Concordia Plaza, Science Museum Road
                           Tsimshatsui East, Hong Kong
                                 (852) 2193 8888
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 19, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         China Aerospace International Holdings Limited
------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
-----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4.       Source of Funds

         WC
----------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]
----------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Hong Kong
----------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power: 31,200,000 shares of Common Stock, HK$0.10 par value

8.       Shared Voting Power: -0-

9. Sole Dispositive Power: 31,200,000 shares of Common Stock, HK$0.10 par value

10. Shared Dispositive Power: 214,200,000 shares of Common Stock, HK$0.10 par value

----------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         31,200,000 shares of Common Stock, HK$0.10 par value
----------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                              [X]
---------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         7.4% of the Issuer's Common Stock, HK$0.10 par value;
-----------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
------------------------------------------------------------------------------

1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Sinolike Investments Limited
------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
-----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4.       Source of Funds

         WC
----------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]
----------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         British Virgin Islands
----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power: 31,200,000 shares of Common Stock, HK$0.10 par value

8.       Shared Voting Power: - 0 -

9. Sole Dispositive Power: 31,200,000 shares of Common Stock, HK$0.10 par value

10. Shared Dispositive Power: 214,200,000 shares of Common Stock, HK$0.10 par value

----------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         31,200,000 shares of Common Stock, HK$0.10 par value
----------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                [X]
---------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         7.4% of the Issuer's common stock, HK$0.10 par value;
-----------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
------------------------------------------------------------------------------

1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         CASIL Satellite Holdings Limited
------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
-----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4.       Source of Funds

         WC
----------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]
----------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Hong Kong
----------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power: 14,400,000 shares of Common Stock, HK$0.10 par value

8.       Shared Voting Power: - 0 -

9. Sole Dispositive Power: 14,400,000 shares of Common Stock, HK$0.10 par value

10. Shared Dispositive Power: 214,200,000 shares of Common Stock, HK$0.10 par value

----------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,400,000 shares of Common Stock, HK$0.10 par value
----------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                               [X]
---------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         3.4% of the Issuer's common stock, HK$0.10 par value;
-----------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

Securities acquired: Common Stock, HK$0.10 par value per share ("Common Stock")

Name of Issuer: APT Satellite Holdings Limited (the "Issuer")

Principal Executive Office: Room 3111-3112, 31st Floor, One Pacific Place 88 Queensway, Hong Kong

Class of Equity Security: Common Stock

ITEM 2.           IDENTITY AND BACKGROUND

         (a), (b), (c) and (f) This Schedule 13D is being filed by (i) China Aerospace International Holdings Limited, a company incorporated in Hong Kong with limited liability ("CASIL") and whose shares are traded on the Stock Exchange of Hong Kong, (ii) Sinolike Investments Limited, a wholly owned subsidiary of CASIL organized in the British Virgin Islands ("Sinolike"), and
(iii) CASIL Satellite Holdings Limited, previously known as Chia Tai International Telecommunication Company Limited ("CASIL Satellite"), a company incorporated in Hong Kong with limited liability, all the issued and outstanding shares of which Sinolike acquired on April 20, 1998. Each of CASIL, Sinolike and CASIL Satellite (each a "Reporting Person") is engaged in the business of purchasing, for investment purposes, securities and other financial instruments, and has a business address of 21st Floor, China Aerospace Tower, Concordia Plaza, Science Museum Road, Tsimshatsui East, Hong Kong. Information relating to the directors and executive officers of each Reporting Person is set forth on Schedule A hereto which is incorporated herein by reference.

         (d) and (e) Over the past five years, neither CASIL, Sinolike nor CASIL Satellite, nor to the best of their knowledge any of their directors or executive officers, has been convicted in a criminal proceeding, nor was any of them a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

         On April 20, 1998, Sinolike used working capital in the amount of HK$571,050,000 to acquire the issued and outstanding capital stock of CASIL Satellite, and in an amount (not to exceed US$5,000,000) equal to the principal sum outstanding (as at completion) of a shareholders' loan from CASIL Satellite to CASIL Satellite's former shareholder, Telecom Holding Company Limited, to acquire such shareholders' loan. On April 24, 1998, Sinolike used HK$106,596,000 of its working capital to acquire 8,400,000 shares of the Issuer from China Telecommunications Broadcast Satellite Corporation ("ChinaSat"). Then, on June 19, 1998, Sinolike used HK$106,596,000 of its working capital to acquire another 8,400,000 shares of the Issuer from China Aerospace Corporation ("CASC"). All transactions are described in fuller detail in Item 5 below.

         To the best of the knowledge of each Reporting Person, none of their directors or executive officers legally or beneficially own any share of the Issuer, directly or indirectly.


ITEM 4.           PURPOSE OF THE TRANSACTION

         Sinolike acquired CASIL Satellite and 16,800,000 shares of the Issuer's Common Stock for investment purposes. Each Reporting Person, and each of their directors and executive officers, may from time to time make additional purchases, directly or indirectly, of the Issuer's Common Stock and may dispose of any or all of the Issuer's Common Stock held by it. None of the Reporting Persons, and to the best of their knowledge none of their directors and executive officers, have any current plan or proposal which relates to, or could result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Each Reporting Person, and each of their directors and executive officers, may at any time and from time to time, review or reconsider its position with respect to the Issuer, and may change its intentions as stated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) On April 20, 1998, Sinolike purchased all the issued and outstanding capital stock of CASIL Satellite. CASIL Satellite legally and beneficially owns approximately 14,400,000 shares of the Issuer's Common Stock and 100 shares (representing one-seventh of all the issued and outstanding capital stock) of APT Satellite International Company ("APT International"). APT International in turn legally and beneficially owns 214,200,000 shares of Common Stock, representing approximately 51% of all the Issuer's issued and outstanding Common Stock.

         The 14,400,000 shares of the Issuer's Common Stock directly held by CASIL Satellite represent approximately 3.4% of the Issuer's issued and outstanding Common Stock, and each of CASIL, Sinolike and CASIL Satellite may be deemed to have sole voting and investment power over such shares.

         The 214,200,000 shares of the Issuer's Common Stock directly held by APT International represent approximately 51% of the Issuer's issued and outstanding Common Stock. All shareholders of APT International have entered into a Shareholders' Agreement dated December

6, 1996 (the "Shareholders' Agreement"), which contains (among other things) provisions restricting the transfer or other disposal or encumbrance by any shareholder of APT International shares in APT International, and granting mutual rights of pre-emption among such shareholders of APT International in the event of any proposed transfer by such a shareholder of any share(s) in APT International. Therefore, each of CASIL, Sinolike and CASIL Satellite may be deemed to share investment power over the 214,200,000 shares of the Issuer's Common Stock, which power each of CASIL, Sinolike and CASIL Satellite hereby disclaims.

         On April 24, 1998, Sinolike purchased another 8,400,000 shares of the Issuer's Common Stock, representing 2% of the Issuer's issued and outstanding Common Stock, from ChinaSat.

         On June 19, 1998, Sinolike purchased another 8,400,000 shares of the Issuer's Common Stock, representing 2% of the Issuer's issued and outstanding Common Stock, from CASC.

         (c) Except as described herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 above, has effected any transaction in the Issuer's Common Stock during the preceding 60 days.

         (d) To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares representing more than 5% of the Issuer's issued and outstanding Common Stock.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All shareholders of APT International have entered into the Shareholders' Agreement, as described in Item 5 above, which Shareholders' Agreement was filed as an exhibit to the Schedule 13D filed by the Reporting Person on April 29, 1998. CASIL Satellite, now wholly owned by Sinolike, is a shareholder of APT International. In addition, both ChinaSat and CASC are shareholders of APT International, and since Sinolike has purchased 8,400,000 shares of the Issuer's Common Stock from ChinaSat in April 1998, Sinolike has become a party to the Shareholders' Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated June 29, 1998, among the
                    Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigneds, the undersigneds certify that the information set forth in this statement is true, complete and correct.

June 29, 1998


CHINA AEROSPACE INTERNATIONAL              SINOLIKE INVESTMENTS LIMITED
HOLDINGS LIMITED



By:      /s/ GONG Hanbing                  By:      /s/ GONG Hanbing
Name:    GONG Hanbing                      Name:    GONG Hanbing
Title:   Director                          Title:   Director



CASIL SATELLITE HOLDINGS
LIMITED



By:      /s/ GONG Hanbing
Name:    GONG Hanbing
Title:   Director

                                   SCHEDULE A


                 CHINA AEROSPACE INTERNATIONAL HOLDINGS LIMITED



                                                                   Present Principal
Name of Directors              Business Address                   Occupation/Employment
-----------------              ----------------                   ---------------------
WANG Mei Yue                   21/F., China Aerospace Tower       Chairman and President of
                               Concordia Plaza                    CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong

LIANG Wenhao                   21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong


CHEN Shukang                   21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong


LI Xue Ming                    21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong

WU Xiaolong                    21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong


                 CHINA AEROSPACE INTERNATIONAL HOLDINGS LIMITED


                                                                   Present Principal
Name of Directors              Business Address                   Occupation/Employment
-----------------              ----------------                   ---------------------
GONG Hanbing                   21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong

LEE Hung Sang **               48/F., Office Tower                Director and Deputy General
                               Convention Plaza                   Manager of Gan Ao Int'l
                               1 Harbour Road                     (Holdings) Co., Ltd.
                               Wanchai
                               Hong Kong

CHAN Ching Har,               21B, Bank of China Tower            Senior Partner of Jewkes &
Eliza **                      1 Garden Road                       Partners
                              Central
                              Hong Kong

PAN Yue *                     21/F., China Aerospace Tower        Non-executive director of
                              Concordia Plaza                     CASIL Group
                              1 Science Museum Road
                              Tsim Sha Tsui East
                              Kowloon
                              Hong Kong

LI Baoan *                    21/F., China Aerospace Tower        Non-executive director of
                              Concordia Plaza                     CASIL Group
                              1 Science Museum Road
                              Tsim Sha Tsui East
                              Kowloon
                              Hong Kong

LIANG Kunwu *                 21/F., China Aerospace Tower        Executive director of CASIL
                              Concordia Plaza                     Telecommunications Holdings
                              1 Science Museum Road               Limited
                              Tsim Sha Tsui East
                              Kowloon
                              Hong Kong

                 CHINA AEROSPACE INTERNATIONAL HOLDINGS LIMITED



                                                                   Present Principal
Name of Directors              Business Address                   Occupation/Employment
-----------------              ----------------                   ---------------------
SHEN Dabin *                   21/F., China Aerospace Tower       Non-executive director of
                               Concordia Plaza                    CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong

CHEN Qiu Fa *                  8/F., A, Qiancun Commercial        Non-executive director of
                               Building, 2#, 5th District         CASIL Group
                               Anzhen Xili
                               Chaoyang
                               Beijing
                               PRC 100029


WANG Guo Lin *                 8/F., A, Qiancun Commercial        Non-executive director of
                               Building, 2#, 5th District         CASIL Group
                               Anzhen Xili
                               Chaoyang
                               Beijing
                               PRC 100029



                                     - END -

* non-executive directors
** independent non-executive directors

                          SINOLIKE INVESTMENTS LIMITED

                                                                   Present Principal
Name of Directors              Business Address                   Occupation/Employment
-----------------              ----------------                   ---------------------
WANG Mei Yue                   21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong

BAO Yuan                       21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong


GONG Hanbing                   21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong





                                   - END -

                        CASIL SATELLITE HOLDINGS LIMITED

                                                                   Present Principal
Name of Directors              Business Address                   Occupation/Employment
-----------------              ----------------                   ---------------------
LIANG Wenhao                   21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong

WU Xiaolong                    21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong

GONG Hanbing                   21/F., China Aerospace Tower       Executive director and vice-
                               Concordia Plaza                    president of CASIL Group
                               1 Science Museum Road
                               Tsim Sha Tsui East
                               Kowloon
                               Hong Kong






                                     - END -